FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of February 10, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company
Signet Group plc

2. Name of scheme
Signet Group plc Executive Share Option Scheme 1993

3. Period of return:
From       14.08.04                                  To     08.02.05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
11,364,061 0.5p ordinary shares

5. Number of shares issued / allotted under scheme during period:
583,518

6. Balance under scheme not yet issued / allotted at end of period
10,780,543

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
1,503,000 - 09.02.00

30,000,000 - 15.11.00

16,000,000 - 05.12.01

6,000,000 - 04.02.03

Please confirm total number of shares in issue at the end of the period in order for us to update our records
1,735,750,172

Contact for queries
Name              Mrs A C Keates
Address           Zenith House, The Hyde, London NW9 6EW
Telephone         0870 90 90 301

Person making the return
Name              Mr M Jenkins
Position          Group Company Secretary
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company
Signet Group plc

2. Name of scheme
Signet Group plc 2000 LTIP

3. Period of return:
From       14.08.04                                  To     08.02.05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
976,948 0.5p ordinary shares

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period
976,948

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
1,200,000 - 04.02.03

500,000 - 31.03.04

Please confirm total number of shares in issue at the end of the period in order for us to update our records
1,735,750,172

Contact for queries
Name              Mrs A C Keates
Address           Zenith House, The Hyde, London NW9 6EW
Telephone         0870 90 90 301

Person making the return
Name              Mr M Jenkins
Position          Group Company Secretary
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company
Signet Group plc

2. Name of scheme
Signet Group plc Sharesave Scheme

3. Period of return:
From       14.08.04                                  To     08.02.05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
674,945 0.5p ordinary shares

5. Number of shares issued / allotted under scheme during period:
2,425,585

6. Balance under scheme not yet issued / allotted at end of period
2,749,360

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
4,055,437 - 09.02.00

2,000,000 - 15.11.00

3,912,000 - 05.12.01

3,300,000 - 04.02.03

4,500,000 - 15.11.04

Please confirm total number of shares in issue at the end of the period in order for us to update our records
1,735,750,172

Contact for queries
Name              Mrs A C Keates
Address           Zenith House, The Hyde, London NW9 6EW
Telephone         0870 90 90 301

Person making the return
Name              Mr M Jenkins
Position          Group Company Secretary
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company
Signet Group plc

2. Name of scheme
Signet Group plc Executive Share Option Scheme for Residents of the USA

3. Period of return:
From       14.08.04                                  To     08.02.05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
235,000 0.5p ordinary shares

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period
235,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
235,000 - 09.02.00

Please confirm total number of shares in issue at the end of the period in order for us to update our records
1,735,750,172

Contact for queries
Name              Mrs A C Keates
Address           Zenith House, The Hyde, London NW9 6EW
Telephone         0870 90 90 301

Person making the return
Name              Mr M Jenkins
Position          Group Company Secretary
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications

UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company
Signet Group plc

2. Name of scheme
Signet Group Plc US Share Option Plan 2003

3. Period of return:
From       14.08.04                                  To     08.02.05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
500,000 0.5p ordinary shares

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period
500,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
500,000 - 15.11.04

Please confirm total number of shares in issue at the end of the period in order for us to update our records
1,735,750,172

Contact for queries
Name              Mrs A C Keates
Address           Zenith House, The Hyde, London NW9 6EW
Telephone         0870 90 90 301

Person making the return
Name              Mr M Jenkins
Position          Group Company Secretary
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   February 10, 2005